TRANSGLOBE ENERGY CORPORATION
CLOSES CDN$20.0 MILLION OFFERING OF COMMON SHARES

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 25, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) has closed its recently announced equity offering (the “Offering”), through a syndicate of underwriters (the “Underwriters”), of 5,798,000 common shares of the Company at Cdn$3.45 per common share for gross proceeds of Cdn$20,003,100.

The Underwriters have been granted an over-allotment option to purchase, on the same terms, up to an additional 869,700 common shares of TransGlobe. This option is exercisable, in whole or in part, by the Underwriters, in their sole discretion, at any time up to 30 days after today’s closing.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to statements concerning any exercise of the over-allotment option. The forward-looking statements are based on certain key expectations and assumptions made by TransGlobe, including the investor response to the Offering. Although TransGlobe believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because TransGlobe can give no assurance that they will prove to be correct. The closing of the offering could be delayed or the offering may not close at all if the required approvals are not obtained on a timely basis or some other condition to the offering is not satisfied. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

This news release is not for dissemination in the United States or to any United States news services. The securities offered in the Offering and pursuant to the exercise of the over-allotment option, if any, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com